

Mail Stop 4631

December 16, 2009

Mr. Russell Chenu
Chief Financial Officer
James Hardie Industries N.V.
Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands

      RE: Form 20-F for the fiscal year ended March 31, 2009
               File No. 1-15240

Dear Mr. Chenu:

      We have reviewed your response letter dated December 2, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED MARCH 31, 2009

Item 18 - Financial Statements

Restricted Cash and Cash Equivalents, page F-9 and Restricted Cash and Cash Equivalents – Asbestos, F-19

1. We have reviewed your response to prior comment 17 of our letter dated November 4, 2009. Your response indicates that cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF and that you classify these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid. On the face of your balance sheet as of

March 31, 2009, you present current restricted cash and cash equivalents related to asbestos in the amount of $45.4 million and current restricted short-term investments related to asbestos in the amount of $52.9 million, while your current asbestos liability is $78.2 million. Given your restricted current assets related to asbestos are greater than your current asbestos liability, please tell us what consideration you gave to presenting certain amounts of restricted assets related to asbestos as non-current assets. In this regard, we note your intention to record cash and cash equivalents between current and non-current amounts in your consolidated balance sheets based on the current and non-current classification of your estimated claims liability.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief